UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Cosway Industries, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

John H. Beebe
PO Box 488

Mary Esther, FL 32569

850-267-2445

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 12, 2007

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			John H. Beebe
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	US

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,026,600

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,026,600

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,026,600

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	99%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Cosway Industries, Inc., a Delaware corporation (the “Company” or “Issuer”), c/o John H. Beebe, President, PO Box 488, Mary Esther, Florida 32569.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by John H. Beebe (the "Reporting Person").

Mr. Beebe purchased 31,026,600 of the Company's Common Stock as of October 12, 2007, pursuant to a Share Purchase Agreement dated as of August 16, 2007 between William Tay and John H. Beebe.

Mr. Beebe business address is at PO Box 488, Mary Esther, Florida 32569.

John H. Beebe is currently a Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company. Mr. Beebe also currently serves as the Chairman, CEO and President of Perihelion Global, Inc. (OTC: PHGI.PK) whose shares are quoted on the Pink Sheets. Mr. Beebe is a recognized business pioneer and visionary, as well as a nationally featured speaker and lecturer in the electronic payments industry. Mr. Beebe co-founded Global eTelecom, serving as Chairman and Chief Executive Officer and was directly responsible for its subsequent meteoric rise to success. Mr. Beebe negotiated the sale of Global eTelecom to Verus FM, owned by Sage PLC (Peachtree Software). Mr. Beebe served as Vice Chairman of NACHA’s (National Automated Clearing House Association) Point of Sale Rules Group, which helped develop and create the rules and operational procedures for all electronic check transactions at the point of sale in the United States and its territories. Mr. Beebe also served as co-Chairman of NACHA’s Rules Committee #52, which was tasked with incorporating all third party payment processors under the NACHA operating rules and regulations.

A successful entrepreneur, Mr. Beebe owns FCC licenses for broadcast facilities in the United States and also technology patents in the United States and Canada. A free-market advocate who puts his beliefs into action, Mr. Beebe has taken his business vision and translated it into success in multiple ventures. Mr. Beebe has advised and consulted with numerous corporations in North America on long term strategic planning, operational enhancement and new technology development and integration, including Fortune 500 companies, Top 100 Banks and Financial Institutions.

Mr. Beebe has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the “Agreement”), on October 12, 2007, Mr. Beebe purchased for a price of $45,000 in cash, 31,026,600 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Mr. Beebe acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Beebe may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Mr. Beebe may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Beebe may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Mr. Beebe has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Beebe may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Beebe beneficially owns 31,026,600 shares of the Company's Common Stock, representing 99% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Mr. Beebe has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated August 16, 2007, between John H. Beebe and William Tay (herein incorporated by reference from filing on Form 8-K by Cosway Industries, Inc. on October 15, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2007

/s/ John H. Beebe

_______________________________

By: John H. Beebe